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                                                          OMB Number:  3235-0145

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  BENIHANA INC.

                                (Name of Issuer)

                              CLASS A COMMON STOCK

                         (Title of Class of Securities)

                                    082047200

                                 (CUSIP Number)

                           Herschel S. Weinstein, Esq.
                   Dornbush Mensch Mandelstam & Schaeffer, LLP
                                747 Third Avenue
                            New York, New York 10017

                                 (212) 759-3300

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                  June 8, 1998

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No. ..........082047200..........

      1.       Names of Reporting Persons.

               I.R.S. Identification Nos. of above persons (entities only).

               ..........Trust U/A June 8, 1998 between Rocky H. Aoki as
               Grantor and Kevin Aoki and Darwin C. Dornbush as Trustees;
               Taxpayer identification number 13-7141606........................

      2.       Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)   ...........................................................

               (b)   ...........................................................

      3.       SEC USE ONLY  ...................................................

      4.       Source of Funds (See Instructions)  ..........N/A................

      5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)  .............................................


      6.       Citizenship or Place of Organization  ..........New York.........



Number of Shares           7.      Sole Voting Power  ..........150,000 shares
Beneficially Owned by              (see response to Item 5).....................
Each Reporting Person      8.      Shared Voting Power  ........................
With
                           9.      Sole Dispositive Power  ..........150,000
                                   shares ......................................

                           10.     Shared Dispositive Power  ...................

      11.      Aggregate Amount Beneficially Owned by Each Reporting Person
               ..........150,000 shares.........................................


      12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)...............................................


      13.      Percent of Class Represented by Amount in Row (11)..........5 .6%
               .................................................................


     14.      Type of Reporting Person (See Instructions)

              .........................................00.......................
              ..................................................................
              ..................................................................
              ..................................................................
              ..................................................................


                                  Page 2 of 4

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Item 1.  Security and Issuer

         This statement relates to the Class A Common Stock, par value $.10 per share (the "Common Stock"), of Benihana Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8685 Northwest 53rd Terrace, Miami, Florida 33166.

Item 2.  Identity and Background

         The entity filing this report is Trust U/A dated June 8, 1998 between Rocky H. Aoki, Grantor ("Grantor") and Kevin Aoki and Darwin C. Dornbush, Trustees (the "Filing Person"). The Filing Person was formed under the laws of the State of New York to hold the Voting Trust Certificates (and, indirectly, the 150,000 shares of Class A Common Stock (the "Subject Shares") which are the subject of this Schedule
         13D) as described in Item 4 below. The Filing Person's business address is c/o Dornbush Mensch Mandelstam & Schaeffer, LLP, 747 Third Avenue, New York, New York 10017.

         (d)-(e) The Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, in each case during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

         The Voting Trust Certificates described in Item 5 were contributed to the Filing Person by Grantor and no consideration was paid therefor.

Item 4.  Purpose of the Transaction

         The Filing Person was formed at the request of the Grantor to hold the Voting Trust Certificates. The Filing Person has no plans or proposals which would relate to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Benihana of Tokyo, Inc., a New York corporation ("BOT"), owns the Subject Shares which constitute 5.6% of the Class A Common Stock. All issued and outstanding equity of BOT is owned by a voting trust (the "Voting Trust") U/A dated as of February 2, 1983 among Rocky H. Aoki as Grantor, Rocky H. Aoki, Katsu Aoki and Darwin C. Dornbush as Trustees and BOT (the "Voting Trust Agreement"). The Voting Trust has the power to vote, but not dispose of, the shares of BOT. Rocky H. Aoki has resigned as a trustee of the Voting Trust and was succeeded as trustee by Kevin Aoki. All of the certificates representing interests in the Voting Trust (the "Voting Trust Certificates") were contributed by Grantor to the Filing Person and are owned by the Filing Person. Accordingly, the Filing Person may be deemed to have indirect beneficial ownership of 100% of the equity of BOT and of the Subject Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Voting Trust was formed pursuant to a Voting Trust Agreement which gives to the trustees of the Voting Trust the sole authority to vote the shares of BOT stock owned by the Voting Trust.

                                  Page 3 of 4

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         The Filing Person was formed pursuant to a Trust Agreement dated June
         8, 1998 between the Grantor, as Grantor, and Kevin Aoki and Darwin C. Dornbush.

Item 3.  Material to be Filed as Exhibits


         1. Voting Trust Agreement dated as of February 2, 1983 among Rocky H. Aoki, shareholder, Rocky H. Aoki, Katsu Aoki and Darwin C. Dornbush, Trustees, and Benihana of Tokyo, Inc. Incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Filing Person on the date hereof relating to the Company's Common Stock.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1998
--------------------------------------------------------------------------------
Date

Trust U/A Dated June 8, 1998 between Rocky H. Aoki, as Grantor, and Kevin Aoki and Darwin C. Dornbush, as Trustees

By:    /s/ Darwin C. Dornbush
    ----------------------------------------------------------------------------
Signature

Darwin C. Dornbush, Trustee
--------------------------------------------------------------------------------
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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